

Mail Stop 3720

October 15, 2007

Rene Sagastuy
Chief Executive Officer
Maxcom Telecommunications, Inc.
Guillerma Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210

Re: **Maxcom Telecommunications, Inc.**
        Registration Statement on Form F-1/A, File No. 333-144771
        Filed on October 2, 2007

        Registration Statement on Form F-4, File No. 333-145800
        Filed on August 30, 2007

Dear Mr. Sagastuy:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to prior comment one regarding the timing of the IPO in relation to the exchange offer. It appears that the closing of the IPO would constitute a material change to your business and financial condition. Please confirm that at least five business days will remain in the exchange offer after the closing of the IPO and advise us how you intend to notify noteholders of the material change.

Recent Developments, page 3

2. We note that you have included disclosure regarding the September 5, 2007 private placement, previously disclosed, under the new heading of "Recent Developments." Please advise us why you have not also included disclosure relating to the conclusion of Telereunion's Tax Audit for the Year 2004 in September 2007 in this section.

Other Provisions
Foreign Investment Regulations, page 103

3. We note your response to comment seven of our comment letter dated September 21, 2007. While you have responded that you have received approval from the Mexican Foreign Investment Bureau on September 28, 2007, and made corresponding disclosure in the document, we are still uncertain as to the timing of the execution of your bylaws and CPO trust agreement and deed, which you have filed in draft form as exhibits 3.1, 4.5, and 4.6 to the registration statement, as amended. Is there the possibility that these documents will not be executed prior to any request for effectiveness? Now that you have received approval from the Mexican Foreign Investment Bureau, is there any possibility that the documents will differ in any way at the time of execution? Were this to be the case, how would investors be expected to make an informed investment decision in the absence of these documents being provided in their executed form? Likewise, how would counsel provide a legal opinion at Exhibit 5.1, where counsel states that it has examined, among other things, the Bylaws of the company and the CPO Trust agreement? Please advise.

Taxation, page 132

4. We note your response to comment 11 of our comment letter dated September 21, 2007. It appears that you intend to obtain and file a tax opinion regarding the material tax consequences of owning and disposing of the shares being offered.

Because it appears that you intend the tax discussion section to set forth counsel's opinions and the tax opinion filed as an exhibit to be a short-form tax opinion, please take into consideration the following guidelines:

- You must present counsel's full opinion in this tax discussion section of the prospectus. You must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel's opinion. Delete all references to the discussion being a summary and avoid using the terms "generally" or "in general";

- Clearly identify upon what counsel is opining;

- You must file counsel's short-form opinion as an exhibit to the registration statement. In the short-form opinion filed as an exhibit, counsel must make clear that the conclusions as to the material United States federal income taxation contained in the tax discussion section constitute counsel's opinion. Counsel also must consent to being named in the tax discussion section and the legal matters section.

Please revise your disclosure as appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Paul Fischer, Attorney-Advisor, or me at (202) 551-3810 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Paul Zier, Esq. (*via facsimile*)
        Kirkland & Ellis LLP